

J. Morris (Jim) Hicks · 3rd

Envisioning and promoting a totally-green, successor
civilization -- where only green lifestyle options exist

New York City Metropolitan Area · 500+ connections ·
Contact info

 4Leaf Gloabl, LLC

Auburn University

Featured



J. Morris Hicks speaking -- Anaheim 2016

Following the legendary Dean Ornish, MD, J. Morris Hicks is
pictured here speaking to a group of 800 healthcare
professionals at an international healthcare conference on 9-22-
16 in Anaheim, CA.

Activity

840 followers

Posts J. Morris (Jim) created, shared, or commented on in the last 90 days are displayed here.

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Experience



Founder & CEO of 4Leaf Global, LLC
4Leaf Gloabl, LLC · Full-time
Jan 2016 – Present · 5 yrs 3 mos
Mystic, Connecticut, United States

Founder & President
Ansley Consulting Group (Executive Search)
Jun 1999 – Present · 21 yrs 10 mos
Mystic, CT

We are in the leadership business. At Ansley Consulting, we recruit leaders for senior executive
positions in fashion, retail and other industries. In business, we find that compared to leadership,
all else shrinks to insignificance. Our tagline reads, "Delivering value well beyond executive
search."



EVP
Ralph Lauren Corporation
May 1987 – Feb 1994 · 6 yrs 10 mos

I basically managed many of the functions that Ralph didn't' want to be bothered with---things
like distribution, customer service, sales of off-price merchandise, manufacturing, real estate, etc.



Executive Search Consultant
Egon Zehnder
Jun 1986 – May 1987 · 1 yr
Greater New York City Area

After several stints as division president for Oxford Industries and Rollins, Inc., I joined this leading
international executive search firm and was based in the Atlanta office.



Principal
Kurt Salmon Associates
Sep 1972 – Jun 1981 · 8 yrs 10 mos

At KSA, we improved processes in all areas of clients within our industry focus. As a principal in
our general management and marketing group, I managed improvement projects in sales,
marketing, distribution, manufacturing and retail. Clients included Sears, Jockey, Holiday Inns, LL
Bean.

Education



Auburn University
BS, Industrial Engineering
1965 – 1968



University of Hawaii at Manoa
MBA, Business Administration
1969 – 1971



USCG OCS
Officer Candidate School (OCS)
1968 – 1969

Volunteer experience



President
Stonington Village Improvement Association
2009 – 2012 · 3 yrs
Social Services



Board Member
T. Colin Campbell Center for Nutrition Studies
Jan 2012 – Jan 2018 · 6 yrs 1 mo
Health

I was the first non-family board member of this organization that was founded by one of the world's leading nutritional scientists, T. Colin Campbell, Professor Emeritus, Nutritional Biochemistry, Cornell University. I served for six years during a time of tremendous growth and, per by-laws, rotated off the board at that time.

Skills & endorsements

Leadership · 46



Endorsed by **3 of J. Morris (Jim)'s colleagues at** KURT SALMON ASSOCIATES LIMITED

Endorsed by **6 people who know Leadership**

Management · 32

Dave Setchel and 31 connections have given endorsements for this skill

Marketing · 30



Endorsed by **2 of J. Morris (Jim)'s colleagues at KURT SALMON ASSOCIATES LIMITED**

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Recommendations

Received (1)   Given (1)



Glenn Yeffeth
Publisher and CEO of BenBella Books
July 31, 2012, Glenn worked with J. Morris (Jim) but at different companies

Jim Hicks is the model first-time author - deeply committed to both producing a great book and supporting its marketing. Jim's the kind of guy that you introduce to an idea - say, starting a blog - and he runs with it with an energy and intelligence that is awe-inspiring. It's been a genuine pleasure to get to k... See more

Accomplishments



1 **Course**
Plant-Based Nutrition at Cornell University   ⌄



1 **Language**
Spanish   ⌄